UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

ATHENE HOLDING LTD.
 (Name of Issuer)

Class A Common Shares, par value $0.001 per share
 (Title of Class of Securities)

G0684D107
 (CUSIP Number)

December 31, 2017
 (Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[   ] Rule 13d-1(b)

[   ] Rule 13d-1(c)

[ X ] Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Continued on following pages
Page 1 of 9 Pages
Exhibit Index:  Page 9

CUSIP No. G0684D107	Page 2 of 9 Pages

1	NAMES OF REPORTING PERSONS
JAMES R. BELARDI

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☐
(b)☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
0

	6	SHARED VOTING POWER
5,234,840

	7	SOLE DISPOSITIVE POWER
0

	8	SHARED DISPOSITIVE POWER
5,234,840

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
5,234,840

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
3.57%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

CUSIP No. G0684D107	Page 3 of 9 Pages

1	NAMES OF REPORTING PERSONS
LESLIE K. BELARDI

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☐
(b)☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
0

	6	SHARED VOTING POWER
5,234,840

	7	SOLE DISPOSITIVE POWER
0

	8	SHARED DISPOSITIVE POWER
5,234,840

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
5,234,840

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
3.57%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

CUSIP No. G0684D107	Page 4 of 9 Pages

1	NAMES OF REPORTING PERSONS
JAMES AND LESLIE BELARDI FAMILY TRUST

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☐
(b)☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
California

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
0

	6	SHARED VOTING POWER
4,881,168

	7	SOLE DISPOSITIVE POWER
0

	8	SHARED DISPOSITIVE POWER
4,881,168

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
4,881,168

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
3.34%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

Page 5 of 9 Pages

Item 1(a).	Name of Issuer:

Athene Holding Ltd. (the “Issuer”)

Item 1(b).	Address of Issuer’s Principal Executive Offices:

96 Pitts Bay Road, Pembroke, HM08, Bermuda

Item 2(a).	Name of Person Filing

This Statement is filed on behalf of each of the following persons (collectively, the “Reporting Persons”):

i)	James R. Belardi (“Mr. Belardi”);
ii)	Leslie K. Belardi (“Ms. Belardi”); and
iii)	James and Leslie Belardi Family Trust (the “Family Trust”).

This Statement relates to Shares (as defined herein) held by Mr. Belardi, the Family Trust and the Belardi Family Irrevocable Trust  (the “Irrevocable Trust”).  Each of Mr. Belardi and Ms. Belardi serve as trustee to the Family Trust.  Neither of Mr. Belardi or Ms. Belardi serve as trustee to the Irrevocable Trust, and both Mr. Belardi and Ms. Belardi expressly disclaim beneficial ownership of the Shares held by the Irrevocable Trust.  The filing of this Schedule 13G shall not be construed as an admission that either Mr. Belardi or Ms. Belardi is, for the purposes of Sections 13(d) or 13(g) of the Act, the beneficial owner of any Shares held by the Irrevocable Trust.

Item 2(b).	Address of Principal Business Office or, if None, Residence:

The address of the principal business office of each of the Reporting Persons is c/o Athene Holding Ltd., Chesney House, First Floor, 96 Pitts Bay Road, Pembroke, HM08, Bermuda.

Item 2(c).	Citizenship:

i)	Mr. Belardi is a citizen of the United States of America;
ii)	Ms. Belardi is a citizen of the United States of America; and
iii)	The Family Trust is a trust formed under the laws of the state of California.

Item 2(d).	Title of Class of Securities:

Class A Common Shares, par value $0.001 per share (the “Shares”)

Item 2(e).	CUSIP Number:

G0684D107

Item 3.	If This Statement is Filed Pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), Check Whether the Person Filing is a:

This Item 3 is not applicable.

Page 6 of 9 Pages

Item 4.	Ownership:
Item 4(a)	Amount Beneficially Owned:

As of December 31, 2017, each of Mr. Belardi and Ms. Belardi may be deemed the beneficial owner of 5,234,840 Shares.  This amount consists of:  (A) 926,640 Shares held by the Family Trust, including 22,472 unvested restricted Shares that vest within 60 days of December 31, 2017 (excludes 6,986 unvested restricted Shares that do not vest within 60 days of December 31, 2017); (B) 1,750 Shares held by the Irrevocable Trust, for which Mr. Belardi disclaims beneficial ownership pursuant to Rule 13d-4 under the Act; (C) 3,835,244 Class M Shares held by the Family Trust, which are convertible into Shares on a one-for-one basis at any time; (D) 351,922 Class M Shares held by the Irrevocable Trust, which are convertible into Shares on a one-for-one basis at any time and for which Mr. Belardi disclaims beneficial ownership pursuant to Rule 13d-4 under the Act; (E) 11,429 restricted stock units held by the Family Trust, each one of which represents a contingent right to receive one Share, which will vest within 60 days of December 31, 2017 (excludes 84,069 unvested restricted stock units that do not vest within 60 days of December 31, 2017); and (F) options held by the Family Trust to acquire 107,855 Shares, of which 64,974 will vest within 60 days of December 31, 2017 (excludes options to acquire 87,068 Shares that do not vest within 60 days of December 31, 2017).

As of December 31, 2017, the Family Trust may be deemed the beneficial owner of 4,881,168 Shares.  This amount consists of:  (A) 926,640 Shares held by the Family Trust, including 22,472 unvested restricted Shares that vest within 60 days of December 31, 2017 (excludes 6,986 unvested restricted Shares that do not vest within 60 days of December 31, 2017); (B) 3,835,244 Class M Shares held by the Family Trust, which are convertible into Shares on a one-for-one basis at any time; (C) 11,429 restricted stock units held by the Family Trust, each one of which represents a contingent right to receive one Share, which will vest within 60 days of December 31, 2017 (excludes 84,069 unvested restricted stock units that do not vest within 60 days of December 31, 2017; and (D) options held by the Family Trust to acquire 107,855 Shares, of which 64,974 will vest within 60 days of December 31, 2017 (excludes options to acquire 87,068 Shares that do not vest within 60 days of December 31, 2017).

Item 4(b)	Percent of Class:

As of December 31, 2017, each of Mr. Belardi and Ms. Belardi may be deemed the beneficial owner of approximately 3.57% of Shares outstanding and the Family Trust may be deemed the beneficial owner of approximately 3.34% of Shares outstanding.  For purposes of calculating each Reporting Person’s beneficial ownership, the number of Shares that each such Reporting Person has the right to acquire upon conversion of vested Class M Shares, conversion of vested restricted stock units, and exercise of vested options, as applicable, has been added to the Shares outstanding, pursuant to Rule 13d-3(d) under the Act.

According to the prospectus supplement on Form 424B2 filed by the Issuer on January 11, 2018, as of December 15, 2017, there were approximately 142,347,674 Shares outstanding.

Page 7 of 9 Pages

Item 4(c)	Number of Shares as to which such person has:

Mr. Belardi
(i) Sole power to vote or direct the vote:	0
(ii) Shared power to vote or direct the vote:	5,234,840
(iii) Sole power to dispose or direct the disposition of:	0
(iv) Shared power to dispose or direct the disposition of:	5,234,840
Ms. Belardi
(i) Sole power to vote or direct the vote:	0
(ii) Shared power to vote or direct the vote:	5,234,840
(iii) Sole power to dispose or direct the disposition of:	0
(iv) Shared power to dispose or direct the disposition of:	5,234,840
The Family Trust
(i) Sole power to vote or direct the vote:	0
(ii) Shared power to vote or direct the vote:	4,881,168
(iii) Sole power to dispose or direct the disposition of:	0
(iv) Shared power to dispose or direct the disposition of:	4,881,168

Item 5.	Ownership of Five Percent or Less of a Class:

This statement is being filed to report that as of December 31, 2017, each of the Reporting Persons ceased to be a beneficial owner of more than 5% of the Shares of the Issuer.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person:

The beneficiaries of the Family Trust have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, certain of the Shares covered by this Statement that may be deemed to be beneficially owned by the Reporting Persons.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person:

This Item 7 is not applicable.

Item 8.	Identification and Classification of Members of the Group:

This Item 8 is not applicable.

Item 9.	Notice of Dissolution of Group:

This Item 9 is not applicable.

Item 10.	Certification:

This Item 10 is not applicable.

Page 8 of 9 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

James R. Belardi
/s/ James R. Belardi

Leslie K. Belardi
/s/ Leslie K. Belardi

James and Leslie Belardi Family Trust
By: James R. Belardi, Trustee
/s/ James R. Belardi

February 14, 2018

Page 9 of 9 Pages

EXHIBIT INDEX

Ex.	Page No.

A	Joint Filing Agreement (incorporated by reference to Exhibit A, Schedule 13G filed February 10, 2017)